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                          September 27, 2023

       Thomas Ciccone
       Vice President & Chief Financial Officer
       Broadwind, Inc.
       3240 South Central Avenue
       Cicero, Illinois 60804

                                                        Re: Broadwind, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 22,
2023
                                                            File No. 333-274644

       Dear Thomas Ciccone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Julie S. Hellmich